FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notifiable Share Interest in Theravance, Inc.

GlaxoSmithKline plc ("GSK") announces that on 1 November 2011 GSK purchased 58,411 shares of Common Stock of Theravance, Inc. ("Theravance") at a price of $22.23 per share, for a total investment of $1,298,476.53. These shares were purchased from Theravance pursuant to GSK's right to acquire, on a quarterly basis, sufficient shares of common stock to maintain its ownership percentage in Theravance, taking into account the preceding quarter's net option exercise and equity vesting activity.

GSK's interest in Theravance now comprises 15,725,953 shares of Common Stock, which represents approximately 19.01% of Theravance's outstanding capital stock. The calculation is based on a total of 82,666,224 shares of Common Stock   outstanding in Theravance as at 30 September 2011. This purchase is disclosable and will be reported under the rules of the Securities and Exchange Commission.

Victoria Whyte
Company Secretary

3 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  November 03, 2011
By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc